Exhibit 99.1

LACLEDE GAS COMPANY
STATEMENTS OF INCOME
 (UNAUDITED)

	Three Months Ended		Six Months Ended
	March 31,		March 31,
(Thousands)	2009	2008	2009	2008

Operating Revenues:
Utility	$440,468	$507,089	$798,569	$827,981
Other	599	740	1,196	1,526
Total Operating Revenues	441,067	507,829	799,765	829,507

Operating Expenses:
Utility
Natural and propane gas	313,506	377,526	568,403	600,367
Other operation expenses	40,251	38,989	76,552	74,202
Maintenance	7,261	5,814	13,795	12,049
Depreciation and amortization	9,180	8,763	18,299	17,476
Taxes, other than income taxes	28,216	29,255	46,574	45,936
Total Utility Operating Expenses	398,414	460,347	723,623	750,030
Other	585	805	1,115	1,530
Total Operating Expenses	398,999	461,152	724,738	751,560
Operating Income	42,068	46,677	75,027	77,947
Other Income and (Income Deductions) – Net	36	(523)	646	1,509
Interest Charges:
Interest on long-term debt	6,145	4,875	12,291	10,001
Other interest charges	1,232	2,720	4,421	6,736
Total Interest Charges	7,377	7,595	16,712	16,737
Income Before Income Taxes	34,727	38,559	58,961	62,719
Income Tax Expense	12,541	13,259	20,578	21,624
Net Income	22,186	25,300	38,383	41,095
Dividends on Redeemable Preferred Stock	7	9	15	19
Earnings Applicable to Common Stock	$22,179	$25,291	$38,368	$41,076

See Notes to Financial Statements.

LACLEDE GAS COMPANY
STATEMENTS OF COMPREHENSIVE INCOME
(UNAUDITED)

	Three Months Ended		Six Months Ended
	March 31,		March 31,
(Thousands)	2009	2008	2009	2008

Net Income	$22,186	$25,300	$38,383	$41,095
Other Comprehensive Income, Before Tax:
Net hedging gain arising during period	106	—	106	—
Amortization of actuarial loss included in net periodic
pension cost	50	43	100	86
Other Comprehensive Income, Before Tax	156	43	206	86
Income Tax Expense Related to Items of Other
Comprehensive Income	63	16	80	33
Other Comprehensive Income, Net of Tax	93	27	126	53
Comprehensive Income	$22,279	$25,327	$38,509	$41,148

See Notes to Financial Statements.

LACLEDE GAS COMPANY
BALANCE SHEETS
(UNAUDITED)

	March 31,	Sept. 30,	March 31,
(Thousands)	2009	2008	2008

ASSETS
Utility Plant	$1,247,921	$1,229,174	$1,204,984
Less: Accumulated depreciation and amortization	414,956	405,977	398,661
Net Utility Plant	832,965	823,197	806,323
Other Property and Investments	37,822	37,570	37,585

Current Assets:
Cash and cash equivalents	2,879	3,163	4,850
Accounts receivable:
Utility	166,854	98,708	218,674
Non-utility	1,694	1,601	1,571
Associated companies	371	3,028	204
Other	4,689	4,852	5,068
Allowances for doubtful accounts	(12,297)	(12,476)	(13,478)
Delayed customer billings	35,213	—	40,417
Inventories:
Natural gas stored underground at LIFO cost	69,940	206,194	31,730
Propane gas at FIFO cost	19,861	19,911	19,904
Materials, supplies, and merchandise at average cost	5,375	5,176	5,283
Derivative instrument assets	28,903	54,578	13,773
Unamortized purchased gas adjustments	8,891	33,411	4,365
Deferred income taxes	1,747	—	4,114
Prepayments and other	5,295	6,635	5,469
Total Current Assets	339,415	424,781	341,944

Deferred Charges:
Regulatory assets	395,869	334,755	265,495
Other	5,572	5,512	4,836
Total Deferred Charges	401,441	340,267	270,331
Total Assets	$1,611,643	$1,625,815	$1,456,183

LACLEDE GAS COMPANY
BALANCE SHEETS (Continued)
(UNAUDITED)

	March 31,	Sept. 30,	March 31,
(Thousands, except share amounts)	2009	2008	2008

CAPITALIZATION AND LIABILITIES
Capitalization:
Common stock and Paid-in capital (11,614, 10,416, and 10,365 shares issued, respectively)	$201,441	$157,883	$154,560
Retained earnings	223,860	202,535	220,917
Accumulated other comprehensive loss	(1,664)	(1,790)	(1,674)
Total Common Stock Equity	423,637	358,628	373,803
Redeemable preferred stock (less current sinking fund requirements)	—	467	467
Long-term debt	389,211	389,181	309,152
Total Capitalization	812,848	748,276	683,422

Current Liabilities:
Notes payable	238,800	215,900	171,650
Notes payable – associated companies	—	89,216	—
Accounts payable	37,172	58,483	92,422
Accounts payable – associated companies	4,348	—	4,563
Advance customer billings	—	25,548	—
Current portion of preferred stock	—	160	160
Wages and compensation accrued	12,304	12,197	11,880
Dividends payable	8,677	8,407	8,306
Customer deposits	13,045	14,020	13,960
Interest accrued	10,333	10,094	9,888
Taxes accrued	32,957	10,434	33,345
Deferred income taxes current	—	7,781	—
Other	8,983	8,720	6,804
Total Current Liabilities	366,619	460,960	352,978

Deferred Credits and Other Liabilities:
Deferred income taxes	232,099	222,379	234,122
Unamortized investment tax credits	3,863	3,973	4,086
Pension and postretirement benefit costs	103,226	98,513	67,515
Asset retirement obligations	27,622	26,817	26,835
Regulatory liabilities	42,506	42,191	64,027
Other	22,860	22,706	23,198
Total Deferred Credits and Other Liabilities	432,176	416,579	419,783
Total Capitalization and Liabilities	$1,611,643	$1,625,815	$1,456,183

See Notes to Financial Statements.

LACLEDE GAS COMPANY
STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Six Months Ended
	March 31,
(Thousands)	2009	2008

Operating Activities:
Net Income	$38,383	$41,095
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	18,299	17,476
Deferred income taxes and investment tax credits	(4,999)	(2,971)
Other – net	3,091	1,097
Changes in assets and liabilities:
Accounts receivable – net	(65,598)	(111,550)
Unamortized purchased gas adjustments	24,520	8,448
Deferred purchased gas costs	(54,990)	53,094
Accounts payable	(15,081)	47,836
Delayed customer billings – net	(60,761)	(65,857)
Taxes accrued	22,491	14,135
Natural gas stored underground	136,254	106,468
Other assets and liabilities	26,575	13,300
Net cash provided by operating activities	68,184	122,571

Investing Activities:
Capital expenditures	(25,653)	(26,407)
Other investments	(1,279)	237
Net cash used in investing activities	(26,932)	(26,170)

Financing Activities:
Maturity of First Mortgage Bonds	—	(40,000)
Repayment of short-term debt - net	(66,316)	(39,750)
Changes in book overdrafts	419	—
Dividends paid	(16,782)	(16,079)
Issuance of common stock to Laclede Group	41,256	1,967
Excess tax benefits from stock-based compensation	630	17
Preferred stock reacquired	(627)	(160)
Other	(116)	—
Net cash used in financing activities	(41,536)	(94,005)

Net (Decrease) Increase in Cash and Cash Equivalents	(284)	2,396
Cash and Cash Equivalents at Beginning of Period	3,163	2,454
Cash and Cash Equivalents at End of Period	$2,879	$4,850

Supplemental Disclosure of Cash Paid (Refunded) During the Period for:
Interest	$16,375	$17,880
Income taxes	(5,513)	6,925

See Notes to Financial Statements.

LACLEDE GAS COMPANY
NOTES TO FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These notes are an integral part of the accompanying financial statements of Laclede Gas Company (Laclede Gas or the Utility). In the opinion of Laclede Gas, this interim report includes all adjustments (consisting of only normal recurring accruals) necessary for the fair presentation of the results of operations for the periods presented. This Form 10-Q should be read in conjunction with the Notes to Financial Statements contained in Exhibit 99.1 of the Laclede Group’s Fiscal Year 2008 Form 10-K.
Laclede Gas is a regulated natural gas distribution utility having a material seasonal cycle. As a result, these interim statements of income for Laclede Gas are not necessarily indicative of annual results or representative of succeeding quarters of the fiscal year. Due to the seasonal nature of the business of Laclede Gas, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season.
BASIS OF PRESENTATION - In compliance with generally accepted accounting principles, transactions between Laclede Gas and its affiliates as well as intercompany balances on Laclede Gas’ Balance Sheet have not been eliminated from the Laclede Gas financial statements.
Laclede Gas provides administrative and general support to affiliates. All such costs, which are not material, are billed to the appropriate affiliates. Also, Laclede Group may charge or reimburse Laclede Gas for certain tax-related amounts. Unpaid balances relating to these activities are reflected in the Laclede Gas Balance Sheets as Accounts receivable-Associated companies or as Accounts payable-associated companies. Additionally, Laclede Gas may, on occasion, borrow funds from or lend funds to affiliated companies. Unpaid balances relating to these arrangements, if any, are reflected in Notes receivable-associated companies or Notes payable-associated companies.
REVENUE RECOGNITION - Laclede Gas reads meters and bills its customers on monthly cycles. The Utility records its utility operating revenues from gas sales and transportation services on an accrual basis that includes estimated amounts for gas delivered, but not yet billed. The accruals for unbilled revenues are reversed in the subsequent accounting period when meters are actually read and customers are billed. The amounts of accrued unbilled revenues at March 31, 2009 and 2008, for the Utility, were $26.2 million and $31.9 million, respectively. The amount of accrued unbilled revenue at September 30, 2008 was $13.5 million.
CASH AND CASH EQUIVALENTS - All highly liquid debt instruments purchased with original maturities of three months or less are considered to be cash equivalents. Such instruments are carried at cost, which approximates market value. Outstanding checks on the Utility’s controlled disbursement bank accounts in excess of funds on deposit create book overdrafts (which are funded at the time checks are presented for payment) and are classified as Other Current Liabilities on the Balance Sheets. Changes in book overdrafts between periods are reflected as Financing Activities in the Statements of Cash Flows.
GROSS RECEIPTS TAXES - Gross receipts taxes associated with Laclede Gas’ natural gas utility service are imposed on the Utility and billed to its customers. These amounts are recorded gross in the Statements of Income. Amounts recorded in Utility Operating Revenues for the quarters ended March 31, 2009 and 2008 were $23.8 million, and $25.2 million, respectively. Amounts recorded in Utility Operating Revenues for the six months ended March 31, 2009 and 2008 were $38.6 million and $38.2 million, respectively. Gross receipts taxes are expensed by the Utility and included in the Taxes, Other Than Income Taxes line.
STOCK-BASED COMPENSATION – Officers and employees of Laclede Gas, as determined by the Compensation Committee of Laclede Group’s Board of Directors, are eligible to be selected for awards under the Laclede Group 2006 Equity Incentive Plan. For Laclede Group’s non-employee directors, shares are awarded under the Restricted Stock Plan for Non-Employee Directors. Refer to Note 1 of the Financial Statements included in Exhibit 99.1 of the Laclede Group’s Form 10-K for the fiscal year ended September 30, 2008 for descriptions of these plans. In January 2009, shareholders of Laclede Group approved an amendment to the Restricted Stock Plan for Non-Employee Directors (Plan), increasing the number of shares of common stock available under the Plan to 150,000 from 50,000. For awards made to its employees, the Utility records its allocation of compensation cost from Laclede Group with a corresponding increase to additional paid-in capital.

The amounts of compensation cost recognized for share-based compensation arrangements are presented below:

	Three Months Ended		Six Months Ended
	March 31,		March 31,
(Thousands)	2009	2008	2009	2008

Total compensation cost	$1,093	$628	$1,832	$1,168
Compensation cost capitalized	(253)	(162)	(433)	(297)
Compensation cost recognized in net income	840	466	1,399	871
Income tax benefit recognized in net income	(324)	(181)	(539)	(337)
Compensation cost recognized in net income,
net of income tax	$516	$285	$860	$534

As of March 31, 2009, there was $6.2 million in unrecognized compensation cost related to nonvested share-based compensation arrangements that is expected to be allocated to the Utility over a weighted average period of 2.5 years.
NEW ACCOUNTING STANDARDS – In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The Statement applies to fair value measurements required under other accounting guidance that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. The guidance in this Statement does not apply to Laclede Group’s stock-based compensation plans accounted for in accordance with SFAS No. 123(R), “Share-Based Payment.” The Utility partially adopted SFAS No. 157 on October 1, 2008 and elected the one-year deferral allowed by FASB Staff Position (FSP) No. FAS 157-2, which permits delayed application of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for those recognized or disclosed at fair value on a recurring basis. The partial adoption of SFAS No. 157 had no impact on the Utility’s financial position or results of operations. For disclosures required pursuant to SFAS No. 157, see Note 3, Fair Value Measurements. The Utility will adopt SFAS No. 157 for certain nonfinancial assets and nonfinancial liabilities (primarily asset retirement obligations) as of the beginning of fiscal year 2010 and does not anticipate that such adoption will have a material impact on the Utility’s financial position or results of operations.
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” Laclede Gas adopted the recognition and disclosure provisions of this Statement effective September 30, 2007. The Statement also requires that plan assets and benefit obligations be measured as of the date of the employer’s fiscal year-end statement of financial position. In conjunction with adoption of this provision of SFAS No. 158, the Utility will be required to change its valuation date for its pension and other postretirement plans from June 30 to September 30. The Utility will adopt this provision on September 30, 2009. Adoption will require certain adjustments to retained earnings and other comprehensive income, the total amounts of which will not be known until the September 30, 2009 actuarial valuation of the plans is complete. However, the majority of these adjustments, attributable to the Utility’s qualified pension plans and other postretirement benefit plans, are expected to be deferred with entries to Regulatory assets.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” The Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. Upon adoption of SFAS No. 159, entities are permitted to choose, at specified election dates, to measure eligible items at fair value (fair value option). Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each reporting date. The decision about whether to elect the fair value option is applied instrument by instrument with few exceptions. The decision is also irrevocable (unless a new election date occurs) and must be applied to entire instruments and not to portions of instruments. SFAS No. 159 requires that cash flows related to items measured at fair value be classified in the statement of cash flows according to their nature and purpose as required by SFAS No. 95, “Statement of Cash Flows” (as amended). The Utility adopted SFAS No. 159 on October 1, 2008. The Utility did not elect the fair value option for any instruments not currently reported at fair value. Therefore, the adoption of this Statement had no effect on the Utility’s financial position or results of operations.

In June 2007, the FASB ratified the consensus reached in Emerging Issues Task Force (EITF) Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.” This Issue addresses how an entity should recognize the tax benefit received on dividends that are (a) paid to employees holding equity-classified nonvested shares, equity-classified nonvested share units, or equity-classified outstanding share options and (b) charged to retained earnings under SFAS No. 123(R). The Task Force reached a consensus that such tax benefits should be recognized as an increase in additional paid-in capital. This EITF Issue also addresses how the accounting for these tax benefits is affected if an entity’s estimate of forfeitures changes in subsequent periods. With the adoption of this EITF issue on October 1, 2008, the Utility now records these income tax benefits as increases to additional paid-in capital. Previously, the Utility recorded these income tax benefits as reductions to income tax expense. Adoption of this EITF issue did not have a material effect on the Utility’s financial position or results of operations.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” This Statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” by requiring enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This Statement is effective for the Utility’s interim and annual financial statements beginning with the second quarter of fiscal year 2009. The adoption of this standard had no effect on the Utility’s financial position or results of operations. For disclosures required pursuant to SFAS No. 161, see Note 4, Derivative Instruments and Hedging Activities.
In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” SFAS No. 162 identifies the sources of accounting principles and the framework for selecting principles to be used in the preparation and presentation of financial statements in accordance with generally accepted accounting principles. The Utility adopted this Statement effective November 15, 2008. The adoption of SFAS No. 162 did not have any effect on the Utility’s financial statements.
In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” This FSP provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The FSP requires disclosure of information regarding investment policies and strategies, the categories of plan assets, fair value measurements of plan assets, and significant concentrations of risk. The Utility will be required to provide the additional disclosures with its annual financial statements for fiscal year 2010. The Utility is currently evaluating the provisions of this FSP.
In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments.” This FSP requires entities to provide disclosure of the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not recognized in the balance sheet, in interim reporting periods. Prior to the issuance of this FSP, such disclosures were required only in annual reporting periods. The FSP does not require disclosures for earlier periods presented for comparative purposes at initial adoption. The Utility will provide the required disclosures beginning with the third quarter of fiscal year 2009, as required by the FSP.

2.	PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

Pension Plans

Laclede Gas has non-contributory defined benefit, trusteed forms of pension plans covering substantially all employees. Effective January 1, 2009, the Utility modified the calculation of future benefits under the primary plan from a years of service and final average compensation formula to a cash balance formula which accrues benefits based on a percentage of compensation. Benefits attributable to plan participation prior to January 1, 2009 will be based on final average compensation at the date of termination of employment and years of service earned through January 1, 2009. Plan assets consist primarily of corporate and U.S. government obligations and pooled equity funds.
Pension costs for both the quarters ending March 31, 2009 and 2008 were $1.5 million, including amounts charged to construction. Pension costs for both the six months ended March 31, 2009 and 2008 were $3.1 million, including amounts charged to construction.

The net periodic pension costs include the following components:

	Three Months Ended		Six Months Ended
	March 31,		March 31,
(Thousands)	2009	2008	2009	2008

Service cost – benefits earned
during the period	$1,817	$3,243	$5,302	$6,485
Interest cost on projected
benefit obligation	5,229	4,670	10,497	9,340
Expected return on plan assets	(5,234)	(5,163)	(10,469)	(10,325)
Amortization of prior service cost	259	272	518	544
Amortization of actuarial loss	774	791	1,548	1,582
Sub-total	2,845	3,813	7,396	7,626
Regulatory adjustment	(1,296)	(2,280)	(4,298)	(4,560)
Net pension cost	$1,549	$1,533	$3,098	$3,066

Pursuant to the provisions of the Laclede Gas pension plans, pension obligations may be satisfied by lump-sum cash payments. Pursuant to a Missouri Public Service Commission (MoPSC or Commission) Order, lump-sum payments are recognized as settlements (which can result in gains or losses) only if the total of such payments exceeds 100% of the sum of service and interest costs. No lump-sum payments were recognized as settlements during the six months ended March 31, 2009 and March 31, 2008.
Pursuant to a MoPSC Order, the return on plan assets is based on the market-related value of plan assets implemented prospectively over a four-year period. Gains or losses not yet includible in pension cost are amortized only to the extent that such gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. The recovery in rates for the Utility’s qualified pension plans is based on an allowance of $4.8 million annually effective August 1, 2007. The difference between this amount and pension expense as calculated pursuant to the above and that otherwise would be included in the Statements of Income and Comprehensive Income is deferred as a regulatory asset or regulatory liability.

Postretirement Benefits

Laclede Gas provides certain life insurance benefits at retirement. Medical insurance is available after early retirement until age 65. The transition obligation not yet includible in postretirement benefit cost is being amortized over 20 years. Postretirement benefit costs for both the quarters ended March 31, 2009 and 2008 were $1.9 million, including amounts charged to construction. Postretirement benefit costs for both the six months ended March 31, 2009 and 2008 were $3.8 million, including amounts charged to construction.
Net periodic postretirement benefit costs consisted of the following components:

	Three Months Ended		Six Months Ended
	March 31,		March 31,
(Thousands)	2009	2008	2009	2008

Service cost – benefits earned
during the period	$1,283	$1,140	$2,566	$2,280
Interest cost on accumulated
postretirement benefit obligation	1,170	977	2,340	1,954
Expected return on plan assets	(594)	(509)	(1,188)	(1,019)
Amortization of transition obligation	34	34	68	68
Amortization of prior service cost	(582)	(582)	(1,164)	(1,164)
Amortization of actuarial loss	877	746	1,754	1,492
Sub-total	2,188	1,806	4,376	3,611
Regulatory adjustment	(277)	105	(555)	210
Net postretirement benefit cost	$1,911	$1,911	$3,821	$3,821

Missouri state law provides for the recovery in rates of SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” accrued costs provided that such costs are funded through an independent, external funding mechanism. Laclede Gas established Voluntary Employees’ Beneficiary Association (VEBA) and Rabbi trusts as its external funding mechanisms. VEBA and Rabbi trusts’ assets consist primarily of money market securities and mutual funds invested in stocks and bonds.
Pursuant to a MoPSC Order, the return on plan assets is based on the market-related value of plan assets implemented prospectively over a four-year period. Gains and losses not yet includible in postretirement benefit cost are amortized only to the extent that such gain or loss exceeds 10% of the greater of the accumulated postretirement benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. Previously, the recovery in rates for the postretirement benefit costs was based on an alternative methodology for amortization of unrecognized gains and losses as ordered by the MoPSC. The Commission ordered that the recovery in rates be based on an annual allowance of $7.6 million, effective August 1, 2007. The difference between this amount and postretirement benefit cost based on the above and that otherwise would be included in the Statements of Income and Comprehensive Income is deferred as a regulatory asset or regulatory liability.

3.	FAIR VALUE MEASUREMENTS

As discussed in the New Accounting Standards section of Note 1, effective October 1, 2008, the Utility partially adopted the provisions of SFAS No. 157. This Statement establishes a three-level hierarchy for fair value measurements that prioritizes the inputs used to measure fair value. Assessment of the significance of a particular input to the fair value measurements may require judgment and may affect the valuation of the asset or liability and its placement within the fair value hierarchy.
The following table categorizes the assets and liabilities in the Balance Sheets that are accounted for at fair value on a recurring basis in periods subsequent to initial recognition.

As of March 31, 2009
(Thousands)	Quoted Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Effects of Netting and Cash Margin Receivables /Payables	Total
Assets
Marketable securities	$8,325	$—	$—	$—	$8,325
Derivative instruments	5,243	—	—	23,660	28,903
Total	$13,568	$—	$—	$23,660	$37,228

Liabilities
Derivative instruments	$112,215	$—	$—	$(112,215)	$—

Marketable securities included in Level 1 are mutual funds valued based on quoted market prices of identical securities that are provided by the trustees of these securities. Derivative instruments included in Level 1 are valued using quoted market prices on the New York Mercantile Exchange (NYMEX). Marketable securities are included in the Other investments line of the Balance Sheets. Liabilities for derivative instruments, if any, are included in the Other line of the Current Liabilities section of the Balance Sheets. Derivative assets and liabilities, including receivables and payables associated with cash margin requirements, are presented net in the Balance Sheets when a legally enforceable netting agreement exists between Laclede Gas and the counterparty to a derivative contract.

4.	DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Laclede Gas has a risk management policy that allows for the purchase of natural gas derivative instruments with the goal of managing price risk associated with purchasing natural gas on behalf of its customers. This policy prohibits speculation. The policy permits the Utility to hedge up to 70% of its normal volumes purchased for up to a 36-month period. Costs and cost reductions, including carrying costs, associated with the Utility’s use of natural gas derivative instruments are allowed to be passed on to the Utility’s customers through the operation of its Purchased Gas Adjustment (PGA) Clause, through which the MoPSC allows the Utility to recover gas supply costs, subject to prudence review. Accordingly, Laclede Gas does not expect any adverse earnings impact as a result of the use of these derivative instruments. The Utility does not designate these instruments as hedging instruments under SFAS No. 133 because gains or losses associated with the use of these derivative instruments are deferred and recorded as regulatory assets or regulatory liabilities pursuant to SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation,” and, as a result, have no direct impact on the Statements of Income. The timing of the operation of the PGA clause may cause interim variations in short-term cash flows because the Utility is subject to cash margin requirements associated with changes in the values of these instruments. Nevertheless, carrying costs associated with such requirements are recovered through the PGA Clause.
From time to time, Laclede Gas purchases NYMEX futures contracts to help stabilize operating costs associated with forecasted purchases of gasoline and diesel fuels used to power vehicles and equipment used in the course of its business. At March 31, 2009, Laclede Gas held 0.8 million gallons of gasoline futures contracts at an average price of $1.32 per gallon and 0.1 million gallons of heating oil futures contracts (to hedge diesel fuel purchases) at an average price of $1.26 per gallon. Most of these futures contracts, the longest of which extends to 2010, are designated as cash flow hedges of forecasted transactions pursuant to SFAS No. 133. The gains or losses on these derivative instruments are not subject to the Utility’s PGA Clause.
Derivative instruments designated as cash flow hedges of forecasted transactions are recognized on the Balance Sheets at fair value and the change in the fair value of the effective portion of these hedge instruments is recorded, net of tax, in Other Comprehensive Income (OCI). Accumulated Other Comprehensive Income (AOCI) is a component of Total Common Stock Equity. Amounts are reclassified from AOCI into earnings when the hedged items affect net income, using the same revenue or expense category that the hedged item impacts. Based on market prices at March 31, 2009, it is expected that approximately $0.1 million of pre-tax unrealized gains will be reclassified into the Statement of Income during the next twelve months. Cash flows from hedging transactions are classified in the same category as the cash flows from the items that are being hedged in the Statements of Cash Flows.
The Utility’s derivative instruments consist primarily of NYMEX positions. The NYMEX is the primary national commodities exchange on which natural gas derivatives are traded. NYMEX-traded contracts are supported by the financial and credit quality of the clearing members of the NYMEX and have nominal credit risk. Open NYMEX natural gas futures positions at March 31, 2009 were as follows:

	MMBtu (millions)	Avg. Price Per MMBtu
Open long futures positions
Fiscal 2009	8.53	$8.59
Fiscal 2010	14.55	8.78
Fiscal 2011	6.58	8.55
Fiscal 2012	0.60	8.31

At March 31, 2009, Laclede Gas also had 17.5 million MMBtu of other price risk mitigation in place through the use of NYMEX natural gas option-based strategies.

The Effect of Derivative Instruments on the Statements of Income and Comprehensive Income
(Thousands)	Three Months Ended March 31, 2009

Derivatives in SFAS No. 133 Cash Flow Hedging Relationships	Amount of Gain/(Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain/(Loss) Reclassified from Accumulated OCI Into Income (Effective Portion)	Amount of Gain/(Loss) Reclassified from Accumulated OCI Into Income (Effective Portion)	Location of Gain/(Loss) Recognized in Income on Derivative (Ineffective Portion And Amount Excluded from Effectiveness Testing)	Amount of Gain/(Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)

NYMEX gasoline and heating oil contracts	$106	Other Regulated Gas Distribution Operating Expenses	$—	Other Regulated Gas Distribution Operating Expenses	$31

Derivatives Not Designated as Hedging Instruments under SFAS No. 133*	Location of Gain/(Loss) Recognized in Income on Derivative	Amount of Gain/(Loss) Recognized in Income on Derivative
NYMEX gasoline and heating oil contracts	Other Income and (Income Deductions) – Net	$7

*
Gains and losses on Laclede Gas’ NYMEX natural gas derivative instruments, which are not designated as hedging instruments under SFAS No. 133, are deferred and recorded as regulatory assets or regulatory liabilities pursuant to SFAS No. 71. These gains and losses are excluded from the table above because they have no direct impact on the Statement of Income.

Fair Value of Derivative Instruments in the Balance Sheet at March 31, 2009

	Asset Derivatives			Liability Derivatives
(Thousands)	Balance Sheet Location	Fair Value	*	Balance Sheet Location	Fair Value	*
Derivatives designated as hedging instruments under SFAS No. 133

NYMEX gasoline and heating oil contracts	Derivative Instrument Assets	$137		Derivative Instrument Assets	$—

Derivatives not designated as hedging instruments under SFAS No. 133

NYMEX natural gas contracts	Derivative Instrument Assets	5,099		Derivative Instrument Assets	112,215

NYMEX gasoline and heating oil contracts	Derivative Instrument Assets	7		Derivative Instrument Assets	—
Sub-total		5,106			112,215
Total derivatives		$5,243			$112,215

*
The fair values of Asset Derivatives and Liability Derivatives exclude the fair value of cash margin receivables or payables with counterparties subject to netting arrangements. At March 31, 2009, the amounts excluded were $135.9 million in receivables, all of which were associated with NYMEX contracts. Fair value amounts of derivative contracts (including the fair value amounts of cash margin receivables and payables) for which there is a legal right to set off are presented net on the Balance Sheet. As such, the gross balances presented in the table above are not indicative of the Utility’s net economic exposure. Refer to Note 3, Fair Value Measurements, for information on the valuation of derivative instruments.

5.	OTHER INCOME AND (INCOME DEDUCTIONS) – NET

	Three Months Ended		Six Months Ended
	March 31,		March 31,
(Thousands)	2009	2008	2009	2008

Interest income	$525	$389	$1,535	$1,544
Other income	775	3	1,186	540
Other income deductions	(1,264)	(915)	(2,075)	(575)
Other Income and (Income Deductions) – Net	$36	$(523)	$646	$1,509

The increase in Other Income and (Income Deductions) – Net for the quarter ended March 31, 2009, compared with the quarter ended March 31, 2008, was primarily due to higher net investment income.
The decrease in Other Income and (Income Deductions) – Net for the six months ended March 31, 2009, compared with the six months ended March 31, 2008, was primarily due to higher net investment losses and the effect of proceeds received during the six months ended March 31, 2008 related to the Company’s interest, as a policyholder, in the sale of a mutual insurance company, partially offset by other variations.

6.	INFORMATION BY OPERATING SEGMENT

The Regulated Gas Distribution segment consists of the regulated operations of Laclede Gas. The Non-Regulated Other segment includes the retail sale of gas appliances. There are no material intersegment revenues.

	Regulated	Non-	Adjustments
	Gas	Regulated	&
(Thousands)	Distribution	Other	Eliminations	Total

Three Months Ended
March 31, 2009
Operating revenues	$440,468	$599	$—	$441,067
Net income	22,177	9	—	22,186
Total assets	1,609,714	1,929	—	1,611,643

Six Months Ended
March 31, 2009
Operating revenues	$798,569	$1,196	$—	$799,765
Net income	38,333	50	—	38,383
Total assets	1,609,714	1,929	—	1,611,643

Three Months Ended
March 31, 2008
Operating revenues	$507,089	$740	$—	$507,829
Net income (loss)	25,340	(40)	—	25,300
Total assets	1,454,369	1,814	—	1,456,183

Six Months Ended
March 31, 2008
Operating revenues	$827,981	$1,526	$—	$829,507
Net income (loss)	41,097	(2)	—	41,095
Total assets	1,454,369	1,814	—	1,456,183

7.	COMMITMENTS AND CONTINGENCIES

Commitments

Laclede Gas has entered into various contracts, expiring on dates through 2017, for the storage, transportation, and supply of natural gas. Minimum payments required under the contracts in place at March 31, 2009 are estimated at approximately $381 million. Additional contracts are generally entered into prior to or during the heating season. Laclede Gas recovers its costs from customers in accordance with the PGA Clause.

Leases and Guarantees

Laclede Gas has several operating leases for the rental of vehicles that contain provisions requiring Laclede Gas to guarantee certain amounts related to the residual value of the leased property. These leases have various terms, the longest of which extends into 2014. At March 31, 2009, the maximum guarantees under these leases are $1.8 million. As of March 31, 2009, the Utility believes that it is unlikely that it will be subject to the maximum payment amount because it estimates that the residual value of the leased vehicles will be adequate to satisfy most of the guaranteed amounts. At March 31, 2009, the carrying value of the liability recognized for these guarantees was $0.3 million.

Contingencies

Laclede Gas owns and operates natural gas distribution, transmission, and storage facilities, the operations of which are subject to various environmental laws, regulations, and interpretations. While environmental issues resulting from such operations arise in the ordinary course of business, such issues have not materially affected Laclede Gas’ financial position and results of operations. As environmental laws, regulations, and their interpretations change, however, Laclede Gas may be required to incur additional costs. See Note 12 to the Financial Statements included in Exhibit 99.1 of the Laclede Group’s Fiscal Year 2008 Form 10-K for information relative to environmental matters generally.
As reported in the Utility’s Form 10-K for the fiscal year ended September 30, 2008, Laclede Gas has identified three sites on which manufactured gas plant operations took place where the Utility faces the risk of environmental liabilities. One site is currently owned by an agency of the City of Saint Louis (the owner agency). An affiliated City agency (the development agency) has selected a developer with whom it is negotiating a final site development contract which contemplates remediation and redevelopment of the property. In conjunction with the redevelopment, Laclede Gas and another former site owner have entered into an agreement with the owner and development agencies as well as their parent agency, the private developer of the property, and an environmental consultant (Remediation Agreement). Under the Remediation Agreement, the development agency and the private developer agreed to remediate the site, and Laclede Gas and the other former owner are to be released by the involved City agencies, the private developer, and the environmental consultant from certain liabilities for the past and current environmental condition of the property. Also under that agreement Laclede Gas and the former site owner agreed to pay, at the closing of the transaction, a small percentage of the cost of remediation (subject to a maximum amount). The transactions contemplated by the Remediation Agreement are expected to close during the fourth quarter of fiscal year 2009. The amount Laclede Gas expects to pay under the Remediation Agreement is not material and will not have a material impact on the future financial condition or results of operations of Laclede Gas.
On December 28, 2006, the MoPSC Staff proposed a disallowance of $7.2 million related to Laclede Gas’ recovery of its purchased gas costs applicable to fiscal 2005. On September 14, 2007, the Staff withdrew its pursuit of $5.5 million of the disallowance it had originally proposed. The remaining $1.7 million pertains to Laclede Gas’ purchase of gas from its marketing affiliate, Laclede Energy Resources (LER). Laclede Gas believes that the remaining portion of the proposed disallowance lacks merit and is vigorously opposing the adjustment in proceedings before the MoPSC. As such, no amount has been recorded in the financial statements for this proposed disallowance.
The MoPSC Staff has also proposed disallowances of gas costs relating to Laclede Gas purchases of gas supply from LER for fiscal years 2006 and 2007. On December 31, 2007, the MoPSC Staff proposed a disallowance of $2.8 million applicable to fiscal 2006, and on December 31, 2008, the MoPSC Staff proposed a disallowance of $1.5 million applicable to fiscal 2007. Laclede Gas believes that these proposed disallowances also lack merit and is vigorously opposing them in proceedings before the MoPSC. As such, no amount has been recorded in the financial statements for these proposed disallowances.
In the December 31, 2007 filing, the MoPSC Staff also raised questions regarding whether certain sales and capacity release transactions subject to the Federal Energy Regulatory Commission (FERC)’s oversight were consistent with the FERC’s regulations and policies regarding capacity release. Laclede Group commenced an internal review of the questions raised by the MoPSC Staff and notified the FERC Staff that it took this action. Subsequently, as a result of the internal review, the Laclede Group has provided the FERC Staff with a report regarding compliance of sales and capacity release activities with the FERC’s regulations and policies. On July 23, 2008, the FERC Staff requested additional information which Laclede Group provided on August 22, 2008 and September 2, 2008. On February 11, 2009, the FERC Staff submitted follow-up questions to the Laclede Group’s August and September 2008 responses, to which Laclede Group responded on February 25, 2009. On March 2, 2009, FERC Staff requested clarification of certain aspects of Laclede Group’s February 25, 2009 response, which Laclede Group clarified on March 4, 2009.
Laclede Gas is involved in other litigation, claims, and investigations arising in the normal course of business. While the results of such litigation cannot be predicted with certainty, management, after discussion with counsel, believes that the final outcome will not have a material adverse effect on the financial position or results of operations of the Utility.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LACLEDE GAS COMPANY

This management’s discussion analyzes the financial condition and results of operations of Laclede Gas Company (Laclede Gas or the Utility). It includes management’s view of factors that affect its business, explanations of past financial results including changes in earnings and costs from the prior year periods, and their effects on overall financial condition and liquidity.

Certain matters discussed in this report, excluding historical information, include forward-looking statements. Certain words, such as “may,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “seek,” and similar words and expressions identify forward-looking statements that involve uncertainties and risks. Future developments may not be in accordance with our expectations or beliefs and the effect of future developments may not be those anticipated. Among the factors that may cause results to differ materially from those contemplated in any forward-looking statement are:

•	weather conditions and catastrophic events, particularly severe weather in the natural gas producing areas of the country;
•
volatility in gas prices, particularly sudden and sustained changes in natural gas prices, including the related impact on margin deposits associated with the use of natural gas derivative instruments;

•	the impact of higher natural gas prices on our competitive position in relation to suppliers of alternative heating sources, such as electricity;
•	changes in gas supply and pipeline availability; particularly those changes that impact supply for and access to our service area;
•	legislative, regulatory and judicial mandates and decisions, some of which may be retroactive, including those affecting
	•	allowed rates of return
	•	incentive regulation
	•	industry structure
	•	purchased gas adjustment provisions
	•	rate design structure and implementation
	•	franchise renewals
	•	environmental or safety matters
	•	taxes
	•	pension and other postretirement benefit liabilities and funding obligations
	•	accounting standards;
•	the results of litigation;
•	retention of, ability to attract, ability to collect from, and conservation efforts of customers;
•
capital and energy commodity market conditions, including the ability to obtain funds with reasonable terms for necessary capital expenditures and general operations and the terms and conditions imposed for obtaining sufficient gas supply;

•	discovery of material weakness in internal controls; and
•	employee workforce issues.

Readers are urged to consider the risks, uncertainties, and other factors that could affect our business as described in this report. All forward-looking statements made in this report rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement in light of future events.

The Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Utility’s Financial Statements and the Notes thereto.

LACLEDE GAS COMPANY

RESULTS OF OPERATIONS

Laclede Gas is regulated by the Missouri Public Service Commission (MoPSC or Commission) and serves the City of St. Louis and parts of ten other counties in eastern Missouri. Laclede Gas delivers natural gas to retail customers at rates and in accordance with tariffs authorized by the MoPSC. The Utility’s earnings are primarily generated by the sale of heating energy. The Utility’s weather mitigation rate design lessens the impact of weather volatility on Laclede Gas customers during cold winters and stabilizes the Utility’s earnings by recovering fixed costs more evenly during the heating season. Due to the seasonal nature of the business of Laclede Gas, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season.

Mitigating the impact of weather fluctuations on Laclede Gas customers while improving the ability to recover its authorized distribution costs and return continues to be a fundamental component of Laclede Gas’ strategy. The Utility’s distribution costs are the essential, primarily fixed expenditures it must incur to operate and maintain a more than 16,000 mile natural gas distribution system and related storage facilities. With regard to the storage facilities owned by Laclede Gas, management is currently undertaking an evaluation of the Utility’s natural gas storage field, which was developed more than 50 years ago, to assess the field’s current and future capabilities. In addition, Laclede Gas is working continually to improve its ability to provide reliable natural gas service at a reasonable cost, while maintaining and building a secure and dependable infrastructure. The settlement of the Utility’s 2007 rate case resulted in enhancements to the Utility’s weather mitigation rate design that better ensures the recovery of its fixed costs and margins despite variations in sales volumes due to the impacts of weather and other factors that affect customer usage. The Utility’s income from off-system sales remains subject to fluctuations in market conditions. Effective October 1, 2007, the Utility is allowed to retain 15% to 25% of the first $6 million in annual income earned (depending on the level of income earned) and 30% of income exceeding $6 million annually. Some of the factors impacting the level of off-system sales include the availability and cost of the Utility’s natural gas supply, the weather in its service area, and the weather in other markets. When Laclede Gas’ service area experiences warmer-than-normal weather while other markets experience colder weather or supply constraints, some of the Utility’s natural gas supply is available for off-system sales and there may be a demand for such supply in other markets.

Laclede Gas continues to work actively to reduce the impact of higher costs associated with wholesale natural gas prices by strategically structuring its natural gas supply portfolio and through the use of derivative instruments. Nevertheless, the overall cost of purchased gas remains subject to fluctuations in market conditions. The Utility’s Purchased Gas Adjustment (PGA) Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including costs, cost reductions, and related carrying costs associated with the use of derivative instruments to hedge the purchase price of natural gas, as well as gas inventory carrying costs. The Utility believes it will continue to be able to obtain sufficient gas supply. High natural gas prices and other economic conditions may affect sales volumes (due to the conservation efforts of customers) and cash flows (associated with the timing of collection of gas costs and related accounts receivable from customers).

Quarter Ended March 31, 2009

Earnings

Laclede Gas’ net income for the quarter ended March 31, 2009 was $22.2 million, compared with net income of $25.3 million for the quarter ended March 31, 2008. The decrease in net income was primarily due to the following factors, quantified on a pre-tax basis:

•	increases in operation and maintenance expenses, excluding the provision for uncollectible accounts, totaling $4.0 million; and,
•	the effect of the recognition of previously unrecognized tax benefits and the reversal of related expenses recorded during the quarter ended March 31, 2008, totaling $1.1 million.

These factors were partially offset by:

•	a lower provision for uncollectible accounts totaling $1.3 million;
•	higher income from off-system sales and capacity release totaling $1.0 million; and,
•	higher Infrastructure System Replacement Surcharge (ISRS) revenues totaling $0.9 million.

Utility Operating Revenues

Laclede Gas passes on to Utility customers (subject to prudence review) increases and decreases in the wholesale cost of natural gas in accordance with its PGA Clause. The volatility of the wholesale natural gas market results in fluctuations from period to period in the recorded levels of, among other items, revenues and natural gas cost expense. Nevertheless, increases and decreases in the cost of gas associated with system gas sales volumes have no direct effect on net revenues and net income.

Utility Operating Revenues for the quarter ended March 31, 2009 were $440.5 million, or $66.6 million less than the same period last year. Temperatures experienced in the Utility’s service area during the quarter were 9.3% warmer than the same quarter last year and 6.2% warmer than normal. Total system therms sold and transported were 0.40 billion for the quarter ended March 31, 2009 compared with 0.45 billion for the same period last year. Total off-system therms sold and transported were 0.08 billion for the quarter ended March 31, 2009 compared with 0.06 billion for the same period last year. The decrease in Utility Operating Revenues was primarily attributable to the following factors:

(Millions)
Lower system sales volumes and other variations	$(43.8)
Lower prices charged for off-system sales	(38.3)
Higher off-system sales volumes	24.5
Lower wholesale gas costs passed on to Utility customers (subject to prudence review by the MoPSC)	(9.9)
Higher ISRS revenues	0.9
Total Variation	$(66.6)

Utility Operating Expenses

Utility Operating Expenses for the quarter ended March 31, 2009 decreased $61.9 million from the same quarter last year. Natural and propane gas expense decreased $64.0 million, or 17.0%, from last year’s level, primarily attributable to decreased volumes purchased for sendout, lower rates charged by our suppliers, and lower off-system gas expense. Other operation and maintenance expenses increased $2.7 million, or 6.0%, primarily due to higher maintenance charges, increases in compensation expenses, and higher group insurance charges, partially offset by a lower provision for uncollectible accounts. Taxes, other than income taxes, decreased $1.0 million, or 3.6%, primarily due to decreased gross receipts taxes (attributable to lower revenues).

Other Income and (Income Deductions) - Net

Other Income and (Income Deductions) – Net increased $0.6 million primarily due to higher net investment income.

Interest Charges

The $0.2 million decrease in interest charges was primarily due to lower interest on short-term debt. This decrease was largely offset by an increase in interest on long-term debt, primarily attributable to the issuance of $80.0 million principal amount of 6.35% First Mortgage Bonds on September 23, 2008. Average short-term interest rates were 1.0% for the quarter ended March 31, 2009 compared with 4.1% for the quarter ended March 31, 2008. Average short-term borrowings were $284.1 million for the quarter ended March 31, 2009 compared with $217.5 million for the quarter ended March 31, 2008.

Income Taxes

The $0.7 million decrease in income taxes was primarily due to lower pre-tax income, partially offset by the recognition of previously unrecognized tax benefits recorded during the quarter ended March 31, 2008, pursuant to Financial Accounting Standards Board Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes.”

Six Months Ended March 31, 2009

Earnings

Laclede Gas’ net income for the six months ended March 31, 2009 was $38.4 million, compared with net income of $41.1 million for the six months ended March 31, 2008. The decrease in net income was primarily due to the following factors, quantified on a pre-tax basis:

•	increases in operation and maintenance expenses, excluding the provision for uncollectible accounts, totaling $5.2 million; and,
•	the effect of the recognition of previously unrecognized tax benefits and the reversal of related expenses recorded during the six months ended March 31, 2008, totaling $1.1 million.

These factors were partially offset by:

•	higher ISRS revenues totaling $1.7 million;
•	higher income from off-system sales and capacity release totaling $1.2 million; and,
•	a lower provision for uncollectible accounts totaling $1.1 million.

Utility Operating Revenues

Utility Operating Revenues for the six months ended March 31, 2009 were $798.6 million, or $29.4 million less than the same period last year. Temperatures experienced in the Utility’s service area during the six months ended March 31, 2009 were 0.8% warmer than the same period last year and 1.7% warmer than normal. Total system therms sold and transported were 0.71 billion for the six months ended March 31, 2009 compared with 0.72 billion for the same period last year. Total off-system therms sold and transported were 0.12 billion for the six months ended March 31, 2009 compared with 0.11 billion for the same period last year. The decrease in Utility Operating Revenues was primarily attributable to the following factors:

(Millions)
Lower prices charged for off-system sales	$(36.5)
Higher off-system sales volumes	12.8
Lower system sales volumes and other variations	(5.8)
Higher ISRS revenues	1.7
Lower wholesale gas costs passed on to Utility customers (subject to prudence review by the MoPSC)	(1.6)
Total Variation	$(29.4)

Utility Operating Expenses

Utility Operating Expenses for the six months ended March 31, 2009 decreased $26.4 million from the same period last year. Natural and propane gas expense decreased $32.0 million, or 5.3%, from last year’s level, primarily attributable to lower off-system gas expense, decreased volumes purchased for sendout, and lower rates charged by our suppliers. Other operation and maintenance expenses increased $4.1 million, or 4.7%, primarily due to higher maintenance charges, increases in compensation expenses, and higher group insurance charges, partially offset by a lower provision for uncollectible accounts.

Other Income and (Income Deductions) - Net

Other Income and (Income Deductions) – Net decreased $0.9 million primarily due to higher net investment losses and the effect of proceeds received during the six months ended March 31, 2008 related to the Company’s interest, as a policyholder, in the sale of a mutual insurance company, partially offset by other variations.

Interest Charges

The minor decrease in interest charges was primarily due to lower interest on short-term debt, largely offset by an increase in interest on long-term debt, primarily attributable to the issuance of $80.0 million principal amount of 6.35% First Mortgage Bonds on September 23, 2008. Average short-term interest rates were 2.1% for the six months ended March 31, 2009 compared with 4.7% for the six months ended March 31, 2008. Average short-term borrowings were $310.0 million for the six months ended March 31, 2009 compared with $236.4 million for the six months ended March 31, 2008.

Income Taxes

The $1.0 million decrease in income taxes was primarily due to lower pre-tax income and the effect of various property-related items, partially offset by the recognition of previously unrecognized tax benefits recorded during the six months ended March 31, 2008 pursuant to FIN 48.

Labor Agreement

The Missouri Natural Division of Laclede Gas has a labor agreement with Local 884 of the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied-Industrial and Service Workers International Union, which represents approximately 5% of Laclede Gas’ employees. On April 15, 2009, a new four-year labor agreement was reached replacing the prior agreement which expired on that same date. The new agreement, which expires at midnight on April 14, 2013, includes revisions to the defined benefit pension plan formula, changes in wage rates and work rules, and other modifications that enable the Utility to provide high quality service to its customers and control operating costs while continuing to provide competitive wages, pension, and healthcare benefits to its employees.

REGULATORY MATTERS

During fiscal 2006, the MoPSC approved permanent modifications to the Cold Weather Rule affecting the disconnection and reconnection practices of utilities during the winter heating season. Those modifications included provisions to allow the Utility to obtain accounting authorizations and defer for future recovery certain costs incurred with the modifications. During fiscal 2007, the Utility deferred for future recovery $2.7 million of costs associated with the fiscal 2007 heating season. On October 31, 2007, the Utility filed for determination and subsequent recovery of the deferred amount. On November 16, 2007, the MoPSC directed the MoPSC Staff and the Missouri Office of Public Counsel (Public Counsel) to submit their positions regarding the Utility’s filing by February 28, 2008. On February 28, 2008, the Utility and the MoPSC Staff filed a Non-Unanimous Stipulation & Agreement in which these parties agreed to a recovery of $2.5 million of costs. The Non-Unanimous Stipulation & Agreement was opposed by Public Counsel, and a hearing in this matter was held before the Commission on March 31, 2008. On April 17, 2008, the Commission issued its Report and Order approving the $2.5 million cost recovery recommended by the Utility and the MoPSC Staff. Consistent with the approved amount, the Utility recorded a reduction in its deferral totaling $0.2 million during the quarter ended March 31, 2008. On May 29, 2008, Public Counsel appealed the MoPSC’s April 17 Order to the Cole County, Missouri Circuit Court. On January 6, 2009, the Court issued its judgment affirming the Commission’s order approving the Cold Weather Rule compliance cost amount that the Utility and Staff had recommended over Public Counsel’s objection. On February 9, 2009, Public Counsel appealed the Circuit Court’s affirmation of the MoPSC’s April 17, 2008 Order to the Court of Appeals for the Western District of Missouri.

On December 28, 2006, the MoPSC Staff proposed a disallowance of $7.2 million related to Laclede Gas’ recovery of its purchased gas costs applicable to fiscal 2005. On September 14, 2007, the Staff withdrew its pursuit of $5.5 million of the disallowance it had originally proposed. The remaining $1.7 million pertains to Laclede Gas’ purchase of gas from its marketing affiliate, Laclede Energy Resources (LER). Laclede Gas believes that the remaining portion of the proposed disallowance lacks merit and is vigorously opposing the adjustment in proceedings before the MoPSC. As such, no amount has been recorded in the financial statements for this proposed disallowance.

The MoPSC Staff has also proposed disallowances of gas costs relating to Laclede Gas purchases of gas supply from LER for fiscal years 2006 and 2007. On December 31, 2007, the MoPSC Staff proposed a disallowance of $2.8 million applicable to fiscal 2006, and on December 31, 2008, the MoPSC Staff proposed a disallowance of $1.5 million applicable to fiscal 2007. Laclede Gas believes that these proposed disallowances also lack merit and is vigorously opposing them in proceedings before the MoPSC. As such, no amount has been recorded in the financial statements for these proposed disallowances.

In the December 31, 2007 filing, the MoPSC Staff also raised questions regarding whether certain sales and capacity release transactions, subject to the Federal Energy Regulatory Commission (FERC)’s oversight, were consistent with the FERC’s regulations and policies regarding capacity release. Laclede Group commenced an internal review of the questions raised by the MoPSC Staff and notified the FERC Staff that it took this action. Subsequently, as a result of the internal review, Laclede Group has provided the FERC Staff with a report regarding compliance of sales and capacity release activities with the FERC’s regulations and policies. On July 23, 2008, the FERC Staff requested additional information, which Laclede Group provided on August 22, 2008 and September 2, 2008. On February 11, 2009, the FERC Staff submitted follow-up questions to the Laclede Group’s August and September 2008 responses, to which Laclede Group responded on February 25, 2009. On March 2, 2009, FERC Staff requested clarification of certain aspects of Laclede Group’s February 25, 2009 response, which Laclede Group clarified on March 4, 2009.

On July 9, 2008, Laclede Gas made a tariff filing with the MoPSC that would make the payment provisions for the restoration of gas service under the Utility’s Cold Weather Rule available to customers in the summer of 2008 and enable the Utility to increase or decrease its PGA rates to correct for any shortfall or surplus created by the difference between the gas cost portion of the Utility’s actual net bad debt write-offs and the amount of such cost that is embedded in its existing rates. The MoPSC suspended the tariff on August 5, 2008 and established a procedural schedule to consider the Utility’s filing. As a result, the Cold Weather Rule portion of the filing is now moot. A formal hearing pertaining to the bad debt portion of the filing was held on January 5, 2009. On April 15, 2009, the Commission issued its Order rejecting the Utility’s tariffs. Laclede Gas has filed for rehearing of the Commission’s Order and is pursuing other alternatives for addressing this issue.

On November 21, 2008, the Utility made an ISRS filing with the Commission designed to increase revenues by $1.9 million annually. After the Utility updated the filing, on February 4, 2009, the MoPSC approved an annual increase of $2.1 million that became effective February 6, 2009. On April 28, 2009, the Utility made an ISRS filing with the Commission designed to increase revenues by $2.5 million annually. This filing is pending Commission approval.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition, results of operations, liquidity, and capital resources is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Generally accepted accounting principles require that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Our critical accounting policies used in the preparation of our Financial Statements are described in Exhibit 99.1 of the Laclede Group’s Form 10-K for the fiscal year ended September 30, 2008 and include the following:

•	Allowances for doubtful accounts
•	Employee benefits and postretirement obligations
•	Regulated operations

There were no significant changes to these critical accounting policies during the six months ended March 31, 2009. For discussion of other significant accounting policies, see Note 1 to the Financial Statements included in Exhibit 99.1 of the Laclede Group’s Form 10-K for the fiscal year ended September 30, 2008.

ACCOUNTING PRONOUNCEMENTS

Laclede Gas has evaluated or is in the process of evaluating the impact that recently issued accounting standards will have on the Utility’s financial position or results of operations upon adoption. For disclosures related to the adoption of new accounting standards, see the New Accounting Standards section of Note 1 to the Financial Statements.

FINANCIAL CONDITION

CREDIT RATINGS

As of March 31, 2009, credit ratings for outstanding securities for Laclede Gas issues were as follows:

Type of Facility	S&P	Moody’s	Fitch
Laclede Gas Issuer Rating	A		A-
Laclede Gas First Mortgage Bonds	A	A3	A+
Laclede Gas Commercial Paper	A-1	P-2	F1

The Utility has investment grade ratings, and believes that it will have adequate access to the financial markets to meet its capital requirements. These ratings remain subject to review and change by the rating agencies.

CASH FLOWS

Laclede Gas’ short-term borrowing requirements typically peak during colder months when Laclede Gas borrows money to cover the lag between when it purchases its natural gas and when its customers pay for that gas. Changes in the wholesale cost of natural gas (including cash payments for margin deposits associated with the Utility’s use of natural gas derivative instruments), variations in the timing of collections of gas cost under the Utility’s PGA Clause, the seasonality of accounts receivable balances, and the utilization of storage gas inventories cause short-term cash requirements to vary during the year and from year to year, and can cause significant variations in the Utility’s cash provided by or used in operating activities.

Net cash provided by operating activities for the six months ended March 31, 2009 was $68.2 million, compared with $122.6 million for the same period last year. The difference is primarily attributable to variations associated with the timing of the collections of gas cost under the Utility’s PGA Clause, including the effects of this year’s increases in net cash payments for margin deposits associated with the Utility’s use of natural gas derivative instruments. These variations were partially offset by reduced cash payments to Laclede Group for the Utility’s allocation of income taxes this year.

Net cash used in investing activities for the six months ended March 31, 2009 was $26.9 million compared with $26.2 million for the six months ended March 31, 2008. Cash used in investing activities primarily reflected capital expenditures in both periods.

Net cash used in financing activities was $41.5 million for the six months ended March 31, 2009 compared with $94.0 million for the six months ended March 31, 2008. The variation primarily reflects the effect of the maturity of long-term debt last year and the sale of additional shares of common stock to Laclede Group this year, partially offset by increases in net repayments of short-term debt this year.

LIQUIDITY AND CAPITAL RESOURCES

Short-term Debt

As indicated above, the Utility’s short-term borrowing requirements typically peak during the colder months. These short-term cash requirements can be met through the sale of commercial paper supported by lines of credit with banks. Laclede Gas has a syndicated line of credit in place of $320 million from 10 banks, with the largest portion provided by a single bank being 17.5%. This line expires in December 2011. In November 2008, the Utility established a seasonal line of credit of $75 million, which expired in March 2009. Including both lines of credit, the largest portion provided by a single bank was 26.8%. During the six months ended March 31, 2009, Laclede Gas utilized both its syndicated line of credit and commercial paper for short-term funding. Commercial paper outstanding at March 31, 2009 was $198.8 million, while outstanding bank line advances were $40.0 million. The weighted average interest rate on these short-term borrowings was 0.7% per annum at March 31, 2009. Based on total short-term borrowings at March 31, 2009, a change in interest rate of 100 basis points would increase or decrease pre-tax earnings and cash flows by approximately $2.4 million on an annual basis. Portions of such increases or decreases may be offset through the application of PGA carrying costs. Although Laclede Gas borrowed funds from Laclede Group from time to time within the six months ended March 31, 2009, there were no such borrowings outstanding at the end of the period. The Utility had short-term borrowings (including borrowings from Laclede Group) aggregating to a maximum of $386.4 million at any one time during the six months ended March 31, 2009. Excluding borrowings from Laclede Group, the Utility’s maximum borrowings for the period were $309.9 million.

Laclede Gas’ lines of credit include covenants limiting total debt, including short-term debt, to no more than 70% of total capitalization and requiring earnings before interest, taxes, depreciation, and amortization (EBITDA) to be at least 2.25 times interest expense. On March 31, 2009, total debt was 60% of total capitalization. For the twelve months ended March 31, 2009, EBITDA was 3.88 times interest expense.

Long-term Debt

At March 31, 2009, Laclede Gas had fixed-rate long-term debt totaling $390 million. While these long-term debt issues are fixed-rate, they are subject to changes in fair value as market interest rates change. However, increases or decreases in fair value would impact earnings and cash flows only if Laclede Gas were to reacquire any of these issues in the open market prior to maturity.

Equity and Shelf Registration

Laclede Gas has on file with the Securities and Exchange Commission an effective shelf registration on Form S-3 for issuance of $350 million of First Mortgage Bonds, unsecured debt, and preferred stock, of which $270 million remains available to Laclede Gas at this time. The Utility has authority from the MoPSC to issue up to $500 million in First Mortgage Bonds, unsecured debt, and equity securities, of which $371.1 million remained available under this authorization as of March 31, 2009. During the six months ended March 31, 2009, pursuant to this authority, the Utility sold 1,198 shares of its common stock to Laclede Group for $41.3 million. The amount, timing, and type of additional financing to be issued will depend on cash requirements and market conditions.

On March 31, 2009, Laclede Gas redeemed all of its outstanding 5% Series B and 4.56% Series C preferred stock, totaling $0.6 million, at its par value of $25 per share in addition to the dividend paid on that same date.

Guarantees

Laclede Gas has several operating leases for the rental of vehicles that contain provisions requiring Laclede Gas to guarantee certain amounts related to the residual value of the leased property. These leases have various terms, the longest of which extends into 2014. At March 31, 2009, the maximum guarantees under these leases were $1.8 million. However, the Utility estimates that the residual value of the leased vehicles will be adequate to satisfy most of the guaranteed amounts. At March 31, 2009, the carrying value of the liability recognized for these guarantees was $0.3 million.

Other

Utility capital expenditures were $25.7 million for the six months ended March 31, 2009, compared with $26.4 million for the same period last year.

Capitalization at March 31, 2009, consisted of 52.1% common stock equity and 47.9% long-term debt.

It is management’s view that Laclede Gas has adequate access to capital markets and will have sufficient capital resources, both internal and external, to meet anticipated capital requirements.

The seasonal nature of Laclede Gas’ sales affects the comparison of certain balance sheet items at March 31, 2009 and at September 30, 2008, such as Accounts receivable – net, Gas stored underground, Notes payable, Accounts payable, Regulatory assets and Regulatory liabilities, and Delayed and Advance customer billings. The Balance Sheet at March 31, 2008 is presented to facilitate comparison of these items with the corresponding interim period of the preceding fiscal year.

CONTRACTUAL OBLIGATIONS

As of March 31, 2009, Laclede Gas had contractual obligations with payments due as summarized below (in millions):

		Payments due by period
		Remaining			Fiscal Years
Contractual Obligations	Total	Fiscal Year 2009	Fiscal Years 2010-2011	Fiscal Years 2012-2013	2014 and thereafter
Principal Payments on Long-Term Debt	$390.0	$—	$25.0	$25.0	$340.0
Interest Payments on Long-Term Debt	521.8	12.3	48.4	45.1	416.0
Operating Leases (a)	15.8	2.7	8.1	3.6	1.4
Purchase Obligations – Natural Gas (b)	381.1	88.8	157.5	100.8	34.0
Purchase Obligations – Other (c)	107.1	9.3	25.3	17.5	55.0
Total (d)	$1,415.8	$113.1	$264.3	$192.0	$846.4

(a)
Operating lease obligations are primarily for office space, vehicles, and power operated equipment. Additional payments will be incurred if renewal options are exercised under the provisions of certain agreements.

(b)
These purchase obligations represent the minimum payments required under existing natural gas transportation and storage contracts and natural gas supply agreements. These amounts reflect fixed obligations as well as obligations to purchase natural gas at future market prices, calculated using March 31, 2009 New York Mercantile Exchange futures prices. Laclede Gas recovers the costs related to its purchases, transportation, and storage of natural gas through the operation of its PGA Clause, subject to prudence review; however, variations in the timing of collections of gas costs from customers affect short-term cash requirements. Additional contractual commitments are generally entered into prior to or during the heating season.

(c)	These purchase obligations reflect miscellaneous agreements for the purchase of materials and the procurement of services necessary for normal operations.
(d)
The categories of Capital Leases and Other Long-Term liabilities have been excluded from the table above because there are no applicable amounts of contractual obligations under these categories. Also, commitments related to pension and postretirement benefit plans have been excluded from the table above. The Utility expects to make contributions to its qualified, trusteed pension plans totaling $1.5 million during the remainder of fiscal year 2009. Laclede Gas anticipates a $0.7 million contribution relative to its non-qualified pension plans during the remainder of fiscal year 2009. With regard to the postretirement benefits, the Utility anticipates it will contribute $6.6 million to the qualified trusts and $0.2 million directly to participants from Laclede Gas’ funds during the remainder of fiscal year 2009. For further discussion of the Utility’s pension and postretirement benefit plans, refer to Note 2, Pension Plans and Other Postretirement Benefits, of the Notes to Financial Statements.

MARKET RISK

Laclede Gas’ commodity price risk, which arises from market fluctuations in the price of natural gas, is primarily managed through the operation of its PGA Clause. The PGA Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies. The Utility is allowed the flexibility to make up to three discretionary PGA changes during each year, in addition to its mandatory November PGA change, so long as such changes are separated by at least two months. The Utility is able to mitigate, to some extent, changes in commodity prices through the use of physical storage supplies and regional supply diversity. Laclede Gas also has a risk management policy that allows for the purchase of natural gas derivative instruments with the goal of managing its price risk associated with purchasing natural gas on behalf of its customers. This policy prohibits speculation. Costs and cost reductions, including carrying costs, associated with the Utility’s use of natural gas derivative instruments are allowed to be passed on to the Utility’s customers through the operation of its PGA Clause. Accordingly, Laclede Gas does not expect any adverse earnings impact as a result of the use of these derivative instruments. However, the timing of recovery for cash payments related to margin requirements may cause short-term cash requirements to vary. Nevertheless, carrying costs associated with such requirements, as well as other variations in the timing of collections of gas costs, are recovered through the PGA Clause. For more information about the Utility’s natural gas derivative instruments, see Note 4 to the Financial Statements.

The Utility is also subject to interest rate risk associated with its long-term and short-term debt issuances. Refer to the Liquidity and Capital Resources section of this Management’s Discussion and Analysis for information about the effect of changes in interest rates.

ENVIRONMENTAL MATTERS

Laclede Gas owns and operates natural gas distribution, transmission, and storage facilities, the operations of which are subject to various environmental laws, regulations, and interpretations. While environmental issues resulting from such operations arise in the ordinary course of business, such issues have not materially affected Laclede Gas’ financial position and results of operations. As environmental laws, regulations, and their interpretations change, however, Laclede Gas may be required to incur additional costs. For information relative to environmental matters, see Note 12 to the Financial Statements included in Exhibit 99.1 of the Laclede Group’s Form 10-K for the fiscal year ended September 30, 2008. For changes during the six months ended March 31, 2009, see Note 7 to the Financial Statements of this report.

OFF-BALANCE SHEET ARRANGEMENTS

Laclede Gas has no off-balance sheet arrangements.